James River Group Holdings, Ltd.
2 Church Street

Hamilton HM 11, Bermuda

August 15, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-3

of James River Group Holdings, Ltd.

File No. 333-289634

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, James River Group Holdings, Ltd., an exempted company limited by shares incorporated under the laws of Bermuda, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 P.M. (ET) on August 19, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Eric T. Juergens at (212) 909-6301.

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Very truly yours,

James River Group Holdings, Ltd.

By:	/s/ Jeanette Miller
Name:	Jeanette Miller
Title:	Senior Vice President and Chief Legal Officer